UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2025
of
DUKE ENERGY
RETIREMENT SAVINGS PLAN

Commission File Number 1-32853

Issuer of Securities held pursuant to the Plan is
DUKE ENERGY CORPORATION
525 South Tryon Street
Charlotte, North Carolina 28202

DUKE ENERGY
RETIREMENT SAVINGS PLAN

NOTE: All other schedules described by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Plan Participants of
Duke Energy Retirement Savings Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Duke Energy Retirement Savings Plan (the Plan) as of December 31, 2025 and 2024, and the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of Plan’s management (Management). Our responsibility is to express an opinion on the financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by Management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule
The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of Management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

/s/ McCONNELL & JONES LLP

Houston, Texas
June 25, 2026

We have served as the Plan’s auditors since 2008.

DUKE ENERGY
RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2025 and 2024

(in thousands)

	2025	2024
Assets

Investments
Investments at fair value	$12,007,330	$10,652,600
Fully benefit-responsive investment contracts at contract value	418,633	466,733
Total investments	12,425,963	11,119,333

Receivables
Notes receivable from participants	147,667	141,558
Employer's contributions	9,858	8,853
Total receivables	157,525	150,411

Total Assets	12,583,488	11,269,744

Net assets available for benefits	$12,583,488	$11,269,744

See Notes to Financial Statements

DUKE ENERGY
RETIREMENT SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2025

(in thousands)

Additions to net assets:

Net investment income
Net appreciation in fair value of investments	$1,788,199
Interest and dividends	73,052
Total net investment income	1,861,251

Interest income on notes receivable from participants	11,658

Contributions
Participants	348,183
Employer	263,270
Participants’ rollover	29,529
Total contributions	640,982

Total additions to net assets	2,513,891

Deductions from net assets:
Benefits paid to participants	1,194,435
Administrative fees	5,712
Total deductions from net assets	1,200,147

Net increase during the year	1,313,744

Net assets available for benefits, beginning of year	11,269,744
Net assets available for benefits, end of year	$12,583,488

See Notes to Financial Statements

DUKE ENERGY RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2025 and 2024

1. Description of the Plan
The following description of the Duke Energy Retirement Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
Participation and Purpose
The Plan is a defined contribution plan sponsored by Duke Energy Corporation (Duke Energy). Duke Energy and each of its affiliated companies that is at least 80% owned and that participate in the Plan are collectively referred to as the Participating Company. The Plan is administered by the Duke Energy Benefits Committee (Benefits Committee or Plan Administrator) and trusteed by the Fidelity Management Trust Company (Fidelity).
The purpose of the Plan is to provide an opportunity for eligible employees to enhance their long-range financial security through employee contributions, matching contributions and non-elective employer retirement contributions, as applicable, from the Participating Company, and investment among certain investment funds, one of which provides indirect ownership in Duke Energy common stock. The Plan is, in part, an employee stock ownership plan and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Generally, employees of the Participating Company are eligible to enter and participate in the Plan if they are paid on the Participating Company’s U. S. payroll system and are non-union (unless agreed to in a collective bargaining agreement).
Contributions
Duke Energy automatically enrolls new full or part-time employees eligible for the Plan. The contributions made to the Plan on the employee’s behalf will be invested in one or more funds selected in accordance with procedures established by the Plan Administrator. The Company match is invested in the same manner as the employee contributions. If an employee chooses not to participate, the employee can contact Fidelity, the recordkeeper, to change the deferral rate to 0%.
Participants may elect to contribute (subject to certain limitations) in the form of pretax, Roth 401(k), and/or after-tax contributions up to 75% of eligible earnings per pay period without regard to years of service. Various provisions of the Internal Revenue Code of 1986, as amended (IRC) may limit the deferrals of some highly compensated employees. All pretax deferrals are exempt, up to the allowed maximum, from federal and most state income tax withholding in the year they are deferred, but are subject to payroll taxes. Participant deferrals are intended to satisfy the requirements of Section 401(k) of the IRC.
The Participating Company generally matches 100% of the first 6% of the employee’s eligible compensation that is contributed to the Plan in the form of pretax and/or Roth 401(k) contributions. A different matching contribution formula may apply to certain groups of employees covered by a collective bargaining agreement. Participant after-tax contributions and matching contributions are intended to satisfy the requirements of Section 401(m) of the IRC. The Participating Company also provides (i) a non-elective employer retirement contribution of 4% of eligible compensation for employees who are not eligible to participate in a defined benefit plan and (ii) discretionary prevailing wage contributions in amounts required to meet prevailing wage/benefit levels for employees subject to prevailing wage requirements. These Participating Company contributions are invested in the same manner as the employee elected contributions.
Participants age 50 or older by the end of the year may contribute an additional pretax and/or Roth 401(k) contribution amount over and above the IRC limits each year. For 2025, the IRC allowed participants age 50 or older to contribute up to $7,500 ($11,250 for participants who attain age 60, 61, 62, or 63 in 2025) over and above the $23,500 pretax and/or Roth 401(k) contribution limit. Participating Company does not provide a company match on these additional contributions.
Rollover Contributions to the Plan
Rollover contributions represent amounts recorded when participants elect to contribute amounts to their Plan accounts from other eligible, tax-qualified retirement plans or qualified individual retirement accounts. Rollover contributions of approximately $29,529 thousand were made to the Plan in 2025.
Investments
Participants may invest their Plan accounts in any or all of the core investment funds offered in the Plan, which include stock, bond, specialty, short-term and target retirement date funds, as well as the Duke Energy Common Stock Fund. The value of an account is updated each business day. As of December 31, 2025, 21 funds were offered for investment.
The Plan offers a brokerage option, BrokerageLink, whereby participants can elect to invest up to 90% of their Plan accounts in numerous publicly traded securities (excluding Duke Energy securities) and mutual funds not offered directly by the Plan.
The Plan also offers an investment advisory service (Professional Management) program through the investment advice and management services provider, Edelmen Financial Engines, LLC (Edelmen Financial Engines). For 2025 and 2024, participants in the Professional Management program were charged an annual fee of 0.195% on their average account balance. Participants may cancel their participation in the Professional Management program at any time without penalty. Online advice through Edelmen Financial Engines is available at no additional cost to the participant.

DUKE ENERGY RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2025 and 2024

Participant Accounts
Individual accounts are maintained for each Plan participant. Each participant’s account is credited with participant contributions, Participating Company contributions and allocations of Plan earnings and charged with benefit payments, allocations of Plan losses and administrative expenses. Allocations are based on participant elections and earnings and/or account balances, as defined in the Plan document.
The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. The selection from available investment funds is the sole responsibility of each participant, and the Plan is intended to satisfy the requirements of Section 404(c) of ERISA. A participant may elect or change investment funds and/or the contribution allocation percentage among funds at any time.
Vesting and Distribution
A participant is 100% vested in their Plan account balance attributable to employee and company matching contributions (and earnings on those contributions). Employer retirement contributions and associated investment earnings are subject to a three-year vesting requirement and also vest, if, while employed, the employee dies, becomes disabled or attains age 65. Prevailing wage contributions and associated investment earnings are also subject to a three-year vesting requirement and also vest, if, while employed, the employee dies, becomes disabled or attains age 65. The Plan provides for several different types of in-service withdrawals for certain contributions, including hardship (in compliance with Section 401-(k) of the IRC) and age 59 1/2 withdrawals, and withdrawals of rollover and after-tax accounts at any time.
Forfeitures
Generally, upon distribution of vested balances following termination of employment, participants’ nonvested balances are forfeited. Such forfeitures can be applied to reduce employer contributions or Plan administrative expenses. Forfeitures of $653 thousand and $758 thousand were included in the Plan assets at December 31, 2025, and 2024, respectively. In 2025, forfeited nonvested participant balances of $2,697 thousand were applied to reduce employer contributions and an insignificant amount was used to reduce Plan administrative expenses.
Payment of Benefits
Upon termination of employment, including retirement, death or disability, a participant or, if the participant is deceased, his or her beneficiary, may request the distribution of all or a portion of the balance of the participant’s Plan account. Distributions may be made as soon as practicable after the occasion for the distribution. If the participant attains age 72 after December 31, 2022, and age 73 before January 1, 2033, they are required to begin payments on April 1 following the later of the year they reach age 73 or the year their employment ends. If they attain age 73 after December 31, 2032, they are required to begin payments on April 1 following the later of the year they reach age 75 or the year their employment ends. The participant's entire vested account balance must be distributed to a beneficiary by December 31 of the calendar year containing the fifth anniversary of the participant's death.

If the balance of a participant’s (or beneficiary's) vested account is at least $1, but $7,000 or less (small benefit), it is distributed as soon as practicable. If a distribution election is not made by the participant, the distribution will be made to an individual retirement account (IRA) maintained by Inspira Financial Trust LLC for any participant who has not attained age 71.
In-service withdrawals also are available in certain circumstances.

Notes Receivable from Participants
Participants may borrow, with some limitations, from their accounts a minimum of $1,000 up to a maximum equal to the lesser of (i) $50,000 minus the highest outstanding loan balance during the 12-month period prior to the new loan, or (ii) 50% of their vested account balances. Loans are to be repaid within 58 months, or up to 15 years for the purchase of a primary residence, through regular payroll deductions (and, following termination of employment, as prescribed by the Benefits Committee or its delegate). The loan is secured by 50% of the balance in the participant’s Plan account at the issuance of the loan and bears interest at a rate of 1% more than the prime interest rate in effect at the issuance of the loan, as determined by the Benefits Committee. Principal and interest are paid ratably through payroll deductions (and, following termination of employment, as prescribed by the Benefits Committee or its delegate). Loan receipts will be reinvested based on the participant’s investment election for employee contributions at the time of repayment.
Plan Termination
Duke Energy expects and intends to continue the Plan indefinitely but has the right under the Plan to amend, suspend or terminate the Plan subject to the provisions set forth in ERISA. In the event of termination of the Plan, the net assets of the Plan would be distributed to participants based on their Plan accounts.

DUKE ENERGY RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2025 and 2024

2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (US GAAP).
Use of Estimates
The preparation of financial statements in conformity with US GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan invests in various securities which are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
Investment Valuation and Income Recognition
Investments are reported at fair value except for the fully benefit-responsive synthetic guaranteed investment contracts (GICs), which are stated at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 7 for discussion of fair value measurements. Contract value represents contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. See Note 6 for further discussion of fully benefit-responsive investment contracts.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date. Management fees and operating expenses charged to the Plan for investments were deducted from income earned on a daily basis and were not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. No allowance for credit losses has been recorded as of December 31, 2025, and 2024. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.
Payment of Benefits
Benefits paid to participants are recorded when paid.
Administrative Expenses
A portion of administrative expenses of the Plan are paid by Duke Energy.
Plan Management's Review of Subsequent Events
In preparing the accompanying financial statements, Plan management has reviewed all known events that have occurred after December 31, 2025, and through June 25, 2026, which is the date the financial statements were available to be issued, for inclusion in the financial statements and footnotes.
3. Exempt Party-in-Interest Transactions (PII)
The Plan holds shares in BrokerageLink which are self-directed brokerage accounts managed by Fidelity, the trustee of the Plan. The Plan also invests a significant portion of the Duke Energy Common Stock Fund in shares of Duke Energy Common Stock totaling $1,041 million and $1,051 million as of December 31, 2025 and 2024, respectively. The Plan earned dividends thereon of $39 million for the year ended December 31, 2025. These transactions qualify as PII transactions; however, they satisfy an exemption from the prohibited transaction rules under ERISA.
4. Federal Income Tax Status
The Internal Revenue Service (IRS) has determined and informed Duke Energy by a letter dated March 16, 2015, that the Plan is qualified, and the related trust is exempt from federal income tax under the provisions of Section 501(a) of the IRC. The Plan is intended to be tax-qualified under Section 401(a) of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s legal counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and the Plan and the related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

DUKE ENERGY RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2025 and 2024

US GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. There are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is not currently under audit by any taxing jurisdictions.
5. Investment Risk
Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Further, due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the accompanying Statements of Net Assets Available for Benefits.
The Plan has invested a significant portion of its assets in the Duke Energy Common Stock Fund. This investment in the Duke Energy Common Stock Fund constituted approximately 9% and 10% of the Plan’s net assets available for benefits as of December 31, 2025, and 2024, respectively. As a result of this concentration, any significant fluctuation in the market value of the Duke Energy Common Stock Fund could affect individual participant accounts and the net assets of the Plan.
6. Benefit-Responsive Investments
The Plan has an interest in a Stable Value Fund that has investments in fixed income securities and bond funds and may include derivative instruments, such as futures contracts and swap agreements. The Stable Value Fund also enters into a wrapper contract issued by a third party.
As described in Note 2, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to these contracts. For indirect investments in fully benefit-responsive investment contracts within collective investment trusts, net asset value per share should be calculated in a manner consistent with the measurement principles of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 946, Financial Services - Investment Companies (ASC 946). As required by ASC 946, the net asset value calculated by the fund is based on the net assets, which includes fully benefit-responsive contracts at contract value. This net asset value represents the plan's fair value. As a result, investments are reported on the Statement of Net Assets Available for Benefits at fair value except for the fully benefit-responsive synthetic GICs, which are stated at contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Stable Value Fund's 2025 contract value of $428 million approximates its fair value of $412 million while the Stable Value Fund's 2024 contract value of $479 million approximates its fair value of $447 million.
Occurrence of certain events may limit the ability of the Plan to transact at contract value with the issuer. The Plan administrator does not believe that the occurrence of such an event is probable.
There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than 0%. Such interest rates are reviewed on a quarterly basis for resetting.
As of December 31, 2025, the contract value of the Plan’s fully benefit-responsive synthetic GICs within the Stable Value Fund was approximately $419 million. As of December 31, 2024, the contract value of the Plan’s fully benefit-responsive synthetic guaranteed contracts within the Stable Value Fund was approximately $467 million.
7. Fair Value Measurements
The FASB ASC 820, Fair Value Measurements and Disclosures (ASC 820), defines fair value, establishes a framework for measuring fair value in US GAAP and expands disclosure requirements about fair value measurements. Under ASC 820, fair value is considered to be the exchange price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date. The fair value definition under ASC 820 focuses on an exit price, which is the price that would be received by the Plan to sell an asset or paid to transfer a liability versus an entry price, which would be the price paid to acquire an asset or received to assume a liability. Although ASC 820 does not require additional fair value measurements, it applies to other accounting pronouncements that require or permit fair value measurements.
The Plan determines fair value of financial assets and liabilities based on the following fair value hierarchy, as prescribed by ASC 820, which prioritizes the inputs to valuation techniques used to measure fair value into three levels:
Level 1 inputs: Unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access. An active market for the asset or liability is one in which transactions for the asset or liability occurs with sufficient frequency and volume to provide ongoing pricing information.
Level 2 inputs: Inputs other than quoted market prices included in Level 1 that are observable, either directly or indirectly, for the asset or liability. Level 2 inputs include, but are not limited to, quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active and inputs other than quoted market prices that are observable for the asset or liability, such as interest rate curves and yield curves observable at commonly quoted intervals, volatilities, credit risk and default rates.

DUKE ENERGY RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2025 and 2024

Level 3 inputs: Unobservable inputs for the asset or liability. Unobservable inputs reflect the Plan’s own assumptions about the factors that other market participants would use in pricing an investment that would be based on the best information available in the circumstances.
Changes in Fair Value Levels
The availability of observable market data is monitored to assess the appropriate classification of the Plan’s investments within the fair value hierarchy. Changes in economic conditions or valuation techniques may require the transfer of investments from one fair value level to another. Transfers between levels are evaluated for their significance based upon the nature of the investments and size of the transfer relative to the net assets available for benefits.
The following table provides by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2025:

(in thousands)	2025
Description	Total Level 1	Total
Registered investment companies	$31,470	$31,470
Duke Energy common stock	1,040,764	1,040,764
Separately managed accounts:
Publicly-traded stock	518,520	518,520
Cash equivalents	9,031	9,031
BrokerageLink	1,211,674	1,211,674
Total	2,811,459	2,811,459
Common collective trusts measured at NAV		9,195,871
Total investments at fair value		$12,007,330
The following table provides by level, within the fair value hierarchy, the Plan's investments at fair value as of December 31, 2024:

(in thousands)	2024
Description	Total Level 1	Total
Registered investment companies	$23,413	$23,413
Duke Energy common stock	1,051,141	1,051,141
Separately managed accounts:
Publicly-traded stock	492,601	492,601
Cash equivalents	6,892	6,892
BrokerageLink	1,073,318	1,073,318
Total	2,647,365	2,647,365
Common collective trusts measured at NAV		8,005,235
Total investments at fair value		$10,652,600

Valuation methods of the primary fair value measurements disclosed above are as follows.
Registered investment companies (mutual funds): Investments in shares of registered investment companies are valued at quoted market prices in active markets which represent the net asset value of such shares at year-end. Investments in shares of actively traded money market mutual funds are stated at the net asset value of such shares held at year-end.
Company Stock and common stock: Company Stock and other publicly traded common stock are valued at their quoted market price in active markets.
Cash equivalents: Cash equivalents include interest-bearing cash deposits and short-term money market funds. These balances are maintained to meet short-term liquidity needs and to facilitate pending securities purchases or sales.
Common collective trusts: Valued using the Net Asset Value ("NAV") as a practical expedient and are not categorized in the fair value hierarchy.
There have been no changes in the methodologies used at December 31, 2025 or 2024.
8. Plan Changes
Effective January 1, 2024, the small account cash-out provision was revised.
Effective January 1, 2024, prevailing wage contributions were added.
Effective January 1, 2024, the list of affiliated sponsors was updated.

DUKE ENERGY RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2025 and 2024

Effective January 1, 2024, the required beginning date and other minimum required distributions provisions were modified to reflect SECURE 2.0 guidance.
Effective January 1, 2024, the provisions regarding the use of forfeitures were clarified.
Effective April 1, 2024, special vesting provisions were added in connection with outsourcing certain employees.
Effective November 8, 2024, Hurricane relief was added to filing deadlines under the claims procedure.
Effective January 1, 2025, the higher catch-up contribution limit for participants who would attain age 60 but not age 64 during a year was added.
Effective January 1, 2025, installments were added as a form of distribution for beneficiaries.
Effective January 1, 2025, partial distributions and installments were added as forms of distribution for the money purchase plan account.
Effective January 1, 2026, changes to the matching contribution formula and eligible earnings were made for employees covered by the collective bargaining agreement with IBEW Local 1393.
Effective January 1, 2026, requirement was added that catch-up contributions be made as Roth contributions for certain high wage earners.

DUKE ENERGY RETIREMENT SAVINGS PLAN
EIN: 20-2777218 PN: 002
Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2025

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Market Value (in thousands)

*	BrokerageLink	Self-directed accounts	**	$1,211,674
	Massachusetts Mutual Life Insurance Company	Guaranteed Investment Contract # 30202	**	72,246
	Transamerica Life Insurance Company	Guaranteed Investment Contract # MDA00951TR	**	74,088
	The Prudential Insurance Company of America	Guaranteed Investment Contract # GA-62468	**	71,728
	Voya Retirement Insurance and Annuity Company	Guaranteed Investment Contract # 60376	**	52,698
	Nationwide Life Insurance Company	Guaranteed Investment Contract # GAL_DUKE_IP_0114	**	76,017
	American General Life Insurance Company	Guaranteed Investment Contract # 1651431	**	71,856
*	Duke Energy Common Stock	Common Stock	**	1,040,764
*	Fidelity DUKE ENERGY HOLDING ACCOUNT	Registered Investment Company	**	4,981
*	JPMORGAN:PRIME MM;CAP	Registered Investment Company	**	233
*	Fidelity Treasury Portfolio Institution	Registered Investment Company	**	26,256
*	0-5 YEAR U.S. TIPS FUND	Common Collective Trusts	**	51,879
*	BLACKROCK MSCI ACWI EX-U.S. INDEX F	Common Collective Trusts	**	944,906
*	BLACKROCK RUSS 2500 INDEX FD	Common Collective Trusts	**	520,578
*	BLACKROCK U.S. DEBT INDEX F	Common Collective Trusts	**	438,922
*	BLK MSCI ACWI Ex-US IMI Idx Fund E	Common Collective Trusts	**	100,023
*	BTC EQUITY INDEX FUND CL F	Common Collective Trusts	**	3,997,169
*	BTC TRSY INFL PROTCTD SECS FD	Common Collective Trusts	**	4,123
*	CREDIT SUISSE ENH COMDTY RET TRST CL 0RS	Common Collective Trusts	**	4,954
*	DIVERSIFIED EQUITY FUND F	Common Collective Trusts	**	645,503
*	DIVERSIFIED FIXED INCOME FUND F	Common Collective Trusts	**	358,060
*	DIVERSIFIED TACTICAL FUND F	Common Collective Trusts	**	454,713
*	DWS RREEF GIB Real Estate	Common Collective Trusts	**	27,740
*	EMERGING MARKETS ALPHA TILTS - ENH	Common Collective Trusts	**	202,679
*	ENHANCED ROLL YIELD INDEX FU CL1	Common Collective Trusts	**	7,228
*	FIRST SENTIER GLBL INFRAST (CIT)	Common Collective Trusts	**	3,699
*	GLOBAL CORE INFRASTRUCTURE I CL1	Common Collective Trusts	**	18,133
*	HIGH YIELD PORTFOLIO INSTL CL	Common Collective Trusts	**	3,413
*	INTERMEDIATE GOVT BOND INDEX FUND	Common Collective Trusts	**	42,378
*	LONG TERM CREDIT BOND INDEX FUND	Common Collective Trusts	**	35,440
*	Long Term Gov Bd Index Fd	Common Collective Trusts	**	36,935
*	LSV INTERNATIONAL ACWI EX-US VALUE EQUITY FUND CL-	Common Collective Trusts	**	156,480
*	PIMCO ASSET BACK SECS PORT-UNL	Common Collective Trusts	**	71,844
*	PIMCO EMMERG MKTS FD INST CL	Common Collective Trusts	**	8,485
*	PIMCO INTL PORT FUND(UNLISTED)	Common Collective Trusts	**	7,307
*	PIMCO INV GRD CORP PORT(UNLST)	Common Collective Trusts	**	72,360
*	PIMCO MTG PORT INSTL CL(UNLST)	Common Collective Trusts	**	39,396
*	PIMCO MUNI SECTR PORT INSTL CL	Common Collective Trusts	**	3,354
*	PIMCO REAL RETRN BD FD INST CL	Common Collective Trusts	**	15,379
*	PIMCO SHORT TM FLT NAV PORT II	Common Collective Trusts	**	26,066
*	PIMCO US GOVT SECTOR PORT INST	Common Collective Trusts	**	46,623
*	Russell 1000 Index Fund	Common Collective Trusts	**	223,563

DUKE ENERGY RETIREMENT SAVINGS PLAN
EIN: 20-2777218 PN: 002
Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2025

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Market Value (in thousands)

*	Russell 2000 Index Fund A	Common Collective Trusts	**	68,232
	SEI Trust Company	Common Collective Trusts	**	8,915
*	SHORT-TERM INVESTMENT FUND	Common Collective Trusts	**	8
*	US REAL ESTATE SECURITIES FU CL1	Common Collective Trusts	**	63,401
*	US Securitized Index Fund E	Common Collective Trusts	**	12,304
*	WILLIAM BLAIR INTERNATIONAL LEADERS CIT CLASS 6	Common Collective Trusts	**	139,679
*	WORLD EX-US ALPHA TILTS - ENHANCED	Common Collective Trusts	**	333,995
*	US Dollar	Currency	**	9,031
*	AAR CORP	Publicly-traded stock	**	2,421
*	ACADEMY SPORTS & OUTDOORS IN	Publicly-traded stock	**	3,551
*	ACI WORLDWIDE INC	Publicly-traded stock	**	4,695
*	ADVANCED DRAINAGE SYSTEMS IN	Publicly-traded stock	**	2,426
*	ALIGNMENT HEALTHCARE INC	Publicly-traded stock	**	4,672
*	ALMONTY INDUSTRIES INC	Publicly-traded stock	**	886
*	ALPHATEC HOLDINGS INC	Publicly-traded stock	**	901
*	AMDOCS LTD	Publicly-traded stock	**	1,315
*	API GROUP CORP	Publicly-traded stock	**	2,799
*	APOGEE ENTERPRISES INC	Publicly-traded stock	**	1,157
*	APPLIED DIGITAL CORP	Publicly-traded stock	**	16,625
*	APPLIED OPTOELECTRONICS INC	Publicly-traded stock	**	1,708
*	ARCELLX INC	Publicly-traded stock	**	700
*	ATRICURE INC	Publicly-traded stock	**	3,913
*	AVANTOR INC	Publicly-traded stock	**	911
*	AVIENT CORPORATION COM	Publicly-traded stock	**	1,786
*	AVISTA CORP	Publicly-traded stock	**	2,573
*	AXALTA COATING SYSTEMS LTD	Publicly-traded stock	**	2,463
*	AXON ENTERPRISE INC	Publicly-traded stock	**	1,313
*	AXSOME THERAPEUTICS INC	Publicly-traded stock	**	2,153
*	AXT INC	Publicly-traded stock	**	1,258
*	BABCOCK & WILCOX ENTERPR	Publicly-traded stock	**	2,133
*	BALL CORP COM	Publicly-traded stock	**	3,903
*	BJ'S WHOLESALE CLUB HOLDINGS	Publicly-traded stock	**	1,820
*	BLACKBERRY LTD	Publicly-traded stock	**	1,591
*	BLACKLINE INC	Publicly-traded stock	**	1,145
*	BLOOM ENERGY CORP- A	Publicly-traded stock	**	4,244
*	BLUE BIRD CORP	Publicly-traded stock	**	1,392
*	BOISE CASCADE CO	Publicly-traded stock	**	1,196
*	BORG WARNER INC	Publicly-traded stock	**	1,491
*	BRIDGEBIO PHARMA INC	Publicly-traded stock	**	3,169
*	BRIXMOR PROPERTY GROUP INC	Publicly-traded stock	**	1,187
*	BRUNSWICK CORP	Publicly-traded stock	**	4,044
*	BWX TECHNOLOGIES INC	Publicly-traded stock	**	1,283
*	CALAVO GROWERS INC	Publicly-traded stock	**	1,096
*	CALIX INC.	Publicly-traded stock	**	1,060
*	CAMPING WORLD HOLDINGS INC-A	Publicly-traded stock	**	977
*	CELSIUS HOLDINGS INC	Publicly-traded stock	**	3,532
*	CHEESECAKE FACTORY INC/THE	Publicly-traded stock	**	1,815

DUKE ENERGY RETIREMENT SAVINGS PLAN
EIN: 20-2777218 PN: 002
Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2025

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Market Value (in thousands)

*	CHORD ENERGY CORP	Publicly-traded stock	**	1,877
*	CIENA CORP	Publicly-traded stock	**	3,205
*	CLEAN HARBORS INC	Publicly-traded stock	**	1,164
*	CLEARWATER ANALYTICS HDS-A	Publicly-traded stock	**	3,278
*	COMFORT SYSTEMS USA INC	Publicly-traded stock	**	7,281
*	COOPER COS INC/THE	Publicly-traded stock	**	1,320
*	COPT DEFENSE PROPERTIES	Publicly-traded stock	**	1,714
*	CORE & MAIN INC-CLASS A	Publicly-traded stock	**	2,171
*	CRINETICS PHARMACEUTICALS IN	Publicly-traded stock	**	1,379
*	CROWN HOLDINGS INC	Publicly-traded stock	**	1,837
*	CULLEN/FROST BANKERS INC	Publicly-traded stock	**	2,923
*	CUSTOMERS BANCO	Publicly-traded stock	**	4,258
*	DAVE INC	Publicly-traded stock	**	7,161
*	DELUXE CORP	Publicly-traded stock	**	1,665
*	DENISON MINES CORP	Publicly-traded stock	**	2,735
*	DIGITALOCEAN HOLDINGS INC	Publicly-traded stock	**	1,744
*	DOMINO'S PIZZA INC	Publicly-traded stock	**	1,874
*	EAGLE MATERIALS INC	Publicly-traded stock	**	4,434
*	EAST WEST BANCORP INC	Publicly-traded stock	**	2,360
*	ENERSYS	Publicly-traded stock	**	3,326
*	ENOVIS CORP	Publicly-traded stock	**	1,510
*	ENSIGN GROUP INC/THE	Publicly-traded stock	**	3,013
*	ESCO TECHNOLOGIES INC	Publicly-traded stock	**	1,862
*	ESSENTIAL UTILS INC COM	Publicly-traded stock	**	1,473
*	EVERCORE INC - A	Publicly-traded stock	**	1,821
*	EVEREST GROUP LTD COM	Publicly-traded stock	**	1,439
*	EXLSERVICE HOLDINGS INC	Publicly-traded stock	**	2,254
*	FABRINET	Publicly-traded stock	**	1,235
*	FB FINL CORP	Publicly-traded stock	**	1,606
*	FEDERAL REALTY INVS TRUST	Publicly-traded stock	**	1,851
*	FIRSTCASH HOLDINGS INC	Publicly-traded stock	**	5,602
*	FIVE BELOW	Publicly-traded stock	**	1,651
*	FLOWSERVE CORP	Publicly-traded stock	**	4,275
*	FRESHPET INC	Publicly-traded stock	**	980
*	FULLER H B CO	Publicly-traded stock	**	1,386
*	GENIUS SPORTS LTD	Publicly-traded stock	**	2,083
*	GLACIER BANCORP INC	Publicly-traded stock	**	2,461
*	GLACIER BANCORP INC NEW	Publicly-traded stock	**	2,447
*	GLOBALSTAR	Publicly-traded stock	**	2,852
*	GRAND CANYON EDUCATION INC	Publicly-traded stock	**	1,977
*	GRANITE CONSTRUCTION INC	Publicly-traded stock	**	3,681
*	GREIF INC	Publicly-traded stock	**	2,535
*	GUARDANT HEALTH INC	Publicly-traded stock	**	2,897
*	GULFPORT ENERGY CORP	Publicly-traded stock	**	1,382
*	HA SUSTAINABLE INFRASTRUCTURE	Publicly-traded stock	**	1,033
*	HAMILTON LANE INC	Publicly-traded stock	**	1,404
*	HCI GROUP INC	Publicly-traded stock	**	5,497
*	HELIOS TECHNOLOGIES INC COM	Publicly-traded stock	**	444

DUKE ENERGY RETIREMENT SAVINGS PLAN
EIN: 20-2777218 PN: 002
Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2025

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Market Value (in thousands)

*	HENRY SCHEIN INC	Publicly-traded stock	**	1,198
*	HUB GROUP INC	Publicly-traded stock	**	1,292
*	HUBBELL INC	Publicly-traded stock	**	1,923
*	HUT 8 CORP	Publicly-traded stock	**	1,386
*	IDACORP INC	Publicly-traded stock	**	3,081
*	IDACORP INC COM	Publicly-traded stock	**	908
*	IDEX CORP	Publicly-traded stock	**	3,436
*	INDEPENDENT BANK CORP MASS	Publicly-traded stock	**	2,983
*	INSMED INC	Publicly-traded stock	**	2,773
*	INTEGER HOLDINGS CORP	Publicly-traded stock	**	1,904
*	INTERFACE INC	Publicly-traded stock	**	1,750
*	INTERPARFUMS INC	Publicly-traded stock	**	1,869
*	JOHNSON OUTDOORS INC	Publicly-traded stock	**	941
*	KARMAN HOLDINGS INC	Publicly-traded stock	**	3,261
*	KB HOME	Publicly-traded stock	**	1,541
*	KENNAMETAL INC	Publicly-traded stock	**	1,060
*	KFORCE INC	Publicly-traded stock	**	972
*	KNIGHT-SWIFT TRANSPORTATION	Publicly-traded stock	**	2,577
*	KODIAK GAS SVCS INC COM	Publicly-traded stock	**	1,245
*	KRATOS DEFENSE & SECURITY	Publicly-traded stock	**	8,711
*	KRYSTAL BIOTECH INC	Publicly-traded stock	**	4,852
*	KURA SUSHI USA INC CLASS A	Publicly-traded stock	**	990
*	LAMB WESTON HLDGS INC	Publicly-traded stock	**	2,518
*	LANDBRIDGE CO LLC-A	Publicly-traded stock	**	147
*	LATTICE SEMICONDUCTOR CORP	Publicly-traded stock	**	3,480
*	LIFE TIME GROUP HOLDINGS INC	Publicly-traded stock	**	3,744
*	LIGHTPATH TECHNOLOGIES INC-A	Publicly-traded stock	**	632
*	LINCOLN ELEC HLDGS INC	Publicly-traded stock	**	1,525
*	LITHIA MOTORS INC	Publicly-traded stock	**	2,456
*	LITTELFUSE INC	Publicly-traded stock	**	1,916
*	LKQ CORP	Publicly-traded stock	**	2,121
*	LOVESAC CO/THE	Publicly-traded stock	**	567
*	LUMENTUM HOLDINGS INC	Publicly-traded stock	**	3,623
*	MADRIGAL PHARMACEUTICALS INC	Publicly-traded stock	**	4,721
*	MAREX GROUP PLC	Publicly-traded stock	**	1,890
*	MASTEC INC	Publicly-traded stock	**	10,601
*	MCCORMICK AND CO INC	Publicly-traded stock	**	1,826
*	MERCURY GENERAL CORP	Publicly-traded stock	**	1,987
*	MILLERKNOLL INC	Publicly-traded stock	**	1,251
*	MIRION TECHNOLOGIES INC	Publicly-traded stock	**	2,493
*	MIRUM PHARMACEUTICALS INC	Publicly-traded stock	**	709
*	MODINE MANUFACTURING CO	Publicly-traded stock	**	5,190
*	MOOG INC-CLASS A	Publicly-traded stock	**	1,363
*	MSA SAFETY INC	Publicly-traded stock	**	2,399
*	MSC INDL DIRECT INC	Publicly-traded stock	**	1,624
*	NATIONAL BK HLDGS CORP	Publicly-traded stock	**	1,597
*	NATIONAL FUEL GAS CO	Publicly-traded stock	**	2,547
*	NCINO INC	Publicly-traded stock	**	1,205

DUKE ENERGY RETIREMENT SAVINGS PLAN
EIN: 20-2777218 PN: 002
Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2025

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Market Value (in thousands)

*	NETAPP INC	Publicly-traded stock	**	1,866
*	NEUROCRINE BIOSCIENCES INC	Publicly-traded stock	**	1,457
*	NEWELL BRANDS INC COM	Publicly-traded stock	**	2,044
*	NEWMARK GROUP INC-CLASS A	Publicly-traded stock	**	1,273
*	NLIGHT INC	Publicly-traded stock	**	1,153
*	NNN REIT INC COM	Publicly-traded stock	**	1,480
*	NORTHERN OIL AND GAS INC	Publicly-traded stock	**	1,048
*	NUVALENT INC-A	Publicly-traded stock	**	1,575
*	ODDITY TECH LTD-CL A	Publicly-traded stock	**	1,136
*	OLLIE`S BARGAIN OUTLET HLDG INC	Publicly-traded stock	**	3,193
*	ONDAS HOLDINGS INC	Publicly-traded stock	**	3,769
*	OSI SYSTEMS INC	Publicly-traded stock	**	3,686
*	PACKAGING CORP OF AMERICA	Publicly-traded stock	**	2,500
*	PAN AMERICAN SILVER CORP	Publicly-traded stock	**	1,268
*	PAPA JOHNS INTL INC	Publicly-traded stock	**	2,582
*	PAR TECHNOLOGY CORP/DEL	Publicly-traded stock	**	726
*	PEGASYSTEMS INC	Publicly-traded stock	**	1,869
*	PEGASYTEMS INC	Publicly-traded stock	**	2,988
*	PERMIAN RESOURCES CORP-CL A	Publicly-traded stock	**	2,514
*	PIPER SANDLER COS	Publicly-traded stock	**	1,784
*	POOL CORPORATION	Publicly-traded stock	**	2,179
*	POTLATCHDELTIC CORP	Publicly-traded stock	**	2,240
*	POTLATCHDELTIC CORPORATION COM	Publicly-traded stock	**	4,172
*	PRAXIS PRECISION MEDICINES I	Publicly-traded stock	**	2,650
*	PTC THERAPEUTICS INC	Publicly-traded stock	**	2,460
*	Q2 HOLDINGS INC	Publicly-traded stock	**	1,083
*	QUAKER HOUGHTON COM	Publicly-traded stock	**	1,683
*	QXO INC	Publicly-traded stock	**	4,763
*	RADNET INC	Publicly-traded stock	**	3,266
*	RAMBUS INC	Publicly-traded stock	**	3,896
*	RENAISSANCERE HOLDINGS LTD	Publicly-traded stock	**	1,850
*	REVOLUTION MEDICINES INC	Publicly-traded stock	**	2,487
*	REXFORD INDUSTRIAL REALTY IN	Publicly-traded stock	**	2,435
*	RHYTHM PHARMACEUTICALS INC	Publicly-traded stock	**	820
*	ROBERT HALF INTL INC	Publicly-traded stock	**	2,744
*	ROYAL GOLD INC	Publicly-traded stock	**	1,791
*	RUSH STREET INTERACTIVE INC	Publicly-traded stock	**	1,934
*	RXO INC	Publicly-traded stock	**	961
*	SCHNEIDER NATIONAL INC	Publicly-traded stock	**	2,381
*	SCHNEIDER NATIONAL INC-CL B	Publicly-traded stock	**	1,025
*	SCHOLAR ROCK HOLDING CORP	Publicly-traded stock	**	2,836
*	SCOTTS CO	Publicly-traded stock	**	1,732
*	SEACOAST BKG CORP FLA	Publicly-traded stock	**	2,763
*	SELECT MEDICAL HOLDINGS CORP	Publicly-traded stock	**	777
*	SELECT WATER SOLUTIONS INC CL A COM	Publicly-traded stock	**	1,479
*	SEMTECH CORP	Publicly-traded stock	**	5,278
*	SENSIENT TECHNOLOGIES CORP	Publicly-traded stock	**	2,492
*	SIGNET JEWELERS LTD	Publicly-traded stock	**	2,436

DUKE ENERGY RETIREMENT SAVINGS PLAN
EIN: 20-2777218 PN: 002
Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2025

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Market Value (in thousands)

*	SITIME CORP	Publicly-traded stock	**	3,624
*	SMITH AND NEPHEW PLC	Publicly-traded stock	**	2,044
*	SOLENO THERAPEUTICS INC	Publicly-traded stock	**	922
*	SOUTHSTATE BANK CORP	Publicly-traded stock	**	3,141
*	SOUTHSTATE BANK CORPORATION COM	Publicly-traded stock	**	2,550
*	STEPAN CO	Publicly-traded stock	**	1,607
*	SYNDAX PHARMACEUTICALS INC	Publicly-traded stock	**	1,531
*	TELEFLEX INC	Publicly-traded stock	**	1,399
*	TENNANT CO	Publicly-traded stock	**	1,113
*	TEXAS ROADHOUSE INC	Publicly-traded stock	**	1,909
*	TG THERAPEUTICS INC	Publicly-traded stock	**	1,695
*	THOR INDS INC	Publicly-traded stock	**	1,634
*	TIMKEN CO	Publicly-traded stock	**	4,487
*	TORO CO	Publicly-traded stock	**	2,493
*	TOWER SEMICONDUCTOR LTD	Publicly-traded stock	**	1,283
*	TRANSCAT INC	Publicly-traded stock	**	1,182
*	TRANSMEDICS GROUP INC	Publicly-traded stock	**	2,658
*	TTM TECHNOLOGIES	Publicly-traded stock	**	1,694
*	UFP INDUSTRIES INC COM	Publicly-traded stock	**	1,808
*	UNITED STATES ANTIMONY CORP	Publicly-traded stock	**	461
*	UNITY SOFTWARE INC	Publicly-traded stock	**	3,798
*	UNIVERSAL DISPLAY CORP	Publicly-traded stock	**	1,826
*	UNIVERSAL TECHNICAL INSTITUT	Publicly-traded stock	**	1,605
*	US FOODS HOLDING CORP	Publicly-traded stock	**	1,310
*	V F CORP	Publicly-traded stock	**	2,502
*	VAIL RESORTS INC	Publicly-traded stock	**	1,320
*	VERRA MOBILITY CORP	Publicly-traded stock	**	2,184
*	VIPER ENERGY INC CL A	Publicly-traded stock	**	1,228
*	VISHAY INTERTECHNOLOGY INC	Publicly-traded stock	**	1,638
*	VISTEON CORP	Publicly-traded stock	**	180
*	VSE CORP	Publicly-traded stock	**	409
*	WALKER N DUNLOP INC	Publicly-traded stock	**	2,402
*	WARNER MUSIC GROUP CORP-CL A	Publicly-traded stock	**	2,075
*	WATERBRIDGE INFRASTRUC-CL A	Publicly-traded stock	**	382
*	WEATHERFORD INTL PLC	Publicly-traded stock	**	1,729
*	WERNER ENTERPRISES INC	Publicly-traded stock	**	3,414
*	WESBANCO INC	Publicly-traded stock	**	1,188
*	WESTERN ALLIANCE BANCORP	Publicly-traded stock	**	792
*	WINTRUST FINANCIAL CORP	Publicly-traded stock	**	2,666
*	XOMETRY INC-A	Publicly-traded stock	**	825
*	XPO INC	Publicly-traded stock	**	6,847
				12,425,963

*	Participant Loans	Interest Rates of 3.25% - 9.5%	– 0 –	147,667
	Total			$12,573,630
* Permitted party-in-interest
** Cost information is not required for participant-directed investments and, therefore, is not included

EXHIBITS

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Duke Energy Benefits Committee has duly caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized.

DUKE ENERGY RETIREMENT SAVINGS PLAN
Date:
June 25, 2026	By:	/s/ Renee Metzler
Renee Metzler
VP, Total Rewards & HR Operations